April 11, 2019

Mingming Su
Chief Strategy Officer
DouYu International Holdings Limited
Building F4, Optical Valley Software Park
Guanshan Avenue,
Donghu Development Area, Wuhan, 430073
The People's Republic of China

       Re: DouYu International Holdings Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 4, 2019
           CIK No. 0001762417

Dear Mr. Su:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Combined and Consolidated Statements of Comprehensive Loss, page F-4

1. In looking at your related disclosures of the number of ordinary and convertible redeemable preferred shares on page F-41, it appears your pro forma basic and diluted number of weighted average shares outstanding is overstated. Please revise or advise.
2. Tell us how the disclosures regarding your foreign currency translation adjustment in the amount of RMB 325.6 million for the year ended December 31, 2018 comply with disclosures required by ASC 830-30-45-20 and ASC 830-30-50-1. In addition, please revise your discussion of Key Components of Results of Operations on page 91 to discuss
 Mingming Su
DouYu International Holdings Limited
April 11, 2019
Page 2
      the basis for and magnitude of the adjustment for the year ended December 31, 2018.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                           Sincerely,

FirstName LastNameMingming Su                              Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameDouYu International Holdings Limited
                                                           and Services
April 11, 2019 Page 2
cc:       Li He, Esq.
FirstName LastName